File No. 82-188
August 7, 2007

SEC Headquarters
100 F Street, NE
Washington, D.C. 20549
Office of Investor Education and Assistance
U.S.A

SUPPL

Re: Kirin Holdings Company, Limited – 12g3-2(b) exemption

Dear Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Summary of Consolidated Financial Statements as of June 30, 2007(Unaudited)
2. Summary of Non-Consolidated Financial Results as of June 30, 2007(Unaudited)

If you have any further questions or requests for additional information please do not hesitate to contact Makoto Ando at 011-813-5540-3455(telephone) or 011-813-5540-3550(facsimile).

Very truly yours,

Kirin Holdings Company, Limited

By ______________________
Name: Makoto Ando
Title: IR Manager

KIRIN HOLDINGS COMPANY, LIMITED

August 3, 2007

SUMMARY OF CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2007 (UNAUDITED)

(English Translation)

Fiscal year ending December 31, 2007

KIRIN HOLDINGS COMPANY, LIMITED

10-1, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan (URL http://www.kirinholdings.co.jp/english/)

Code No.:	2503
Shares Listed:	Tokyo, Osaka, Nagoya, Fukuoka and Sapporo
Representative:	Mr. Kazuyasu Kato, President
For further information, please contact:	Mr. Ippei Maeda, General Manager, Corporate Communications Telephone: 81- 3- 5540- 3455 from overseas
Submission date of semi-annual securities report scheduled:	September 14, 2007
Commencement date of dividend distribution scheduled:	September 10, 2007

1. Consolidated business results and financial positions for the first half of the current fiscal year (January 1, 2007 - June 30, 2007)

[Unit: Japanese yen (¥)]

(1) Results of operations:

(Fractions less than ¥1 million have been omitted.)

	Sales (¥ millions)	Percentage change (%)	Operating income (¥ millions)	Percentage change (%)	Ordinary income (¥ millions)	Percentage change (%)
6 months ended June 30, 2007	836,020	6.8	42,881	(4.7)	45,696	(3.1)
6 months ended June 30, 2006	782,722	5.7	44,991	19.9	47,159	20.9
Year ended December 31, 2006	1,665,946		116,358		120,865	

	Net income (¥ millions)	Percentage change (%)	Net income per share (Primary) (¥)	Net income per share (Diluted) (¥)
6 months ended June 30, 2007	16,796	(11.5)	17.59	-
6 months ended June 30, 2006	18,973	27.1	19.84	-
Year ended December 31, 2006	53,512		55.98	-

Reference: Equity in earnings of affiliates	June 30, 2007	6,035 million yen
	June 30, 2006	3,950 million yen
	December 31, 2006	8,131 million yen

Note: Percentage change compares current results with those of the interim period of the previous year.

(2) Financial positions:

	Total assets (¥ millions)	Net assets (¥ millions)	Ratio of equity to total assets (%)	Net assets per share (¥)
June 30, 2007	2,018,962	1,092,122	52.0	1,100.00
June 30, 2006	1,866,259	995,530	52.0	1,014.71
December 31, 2006	1,963,586	1,043,724	50.6	1,040.44

Reference: Equity	June 30, 2007	1,050,464 million yen
	June 30, 2006	970,099 million yen
	December 31, 2006	993,989 million yen

(3) Cash flows:

	Cash flows from operating activities (¥ millions)	Cash flows from investing activities (¥ millions)	Cash flows from financing activities (¥ millions)	Cash and cash equivalents at end of period (¥ millions)
6 months ended June 30, 2007	18,199	(163)	(26,499)	77,938
6 months ended June 30, 2006	33,606	(95,018)	9,984	113,900
Year ended December 31, 2006	123,685	(153,239)	(50,012)	86,588

2. Dividends

Record date	Dividends per share: Interim (¥)	Year-end (¥)	Total (Annual) (¥)
Year ended December 31, 2006	8.00	9.00	17.00
Year ending December 31, 2007 (Actual)	9.00	-	
Year ending December 31, 2007 (Forecast)	-	9.00	18.00

3. Forecast of consolidated business results for the current fiscal year (January 1, 2007 - December 31, 2007)

	Sales (¥ millions)	Percentage change (%)	Operating income (¥ millions)	Percentage change (%)	Ordinary income (¥ millions)	Percentage change (%)
Year ending December 31, 2007	1,830,000	9.8	117,000	0.6	116,000	(4.0)

	Net income (¥ millions)	Percentage change (%)	Net income per share (¥)
Year ending December 31, 2007	56,000	4.6	58.64

Note: Percentage change compares forecast results with those of the period of the previous year.

4. Others (January 1, 2007 - December 31, 2007)

(1) Changes in significant subsidiaries during the period

(changes in specified subsidiaries accompanying change in scope of consolidation): None

(2) Changes in accounting policies, procedures, and methods of presentation for preparing the consolidated interim financial statements (those to be described in the section of SIGNIFICANT ACCOUNTING POLICIES)

i. Changes due to amendment of accounting standards: None

ii. Changes due to other reasons: None

(3) Number of shares outstanding (common stock)

i. Number of shares outstanding at the end of period (including treasury stock)

As of June 30, 2007	984,508,387 shares
As of June 30, 2006	984,508,387 shares
As of December 31, 2006	984,508,387 shares

ii. Number of treasury stock at the end of period

As of June 30, 2007	29,538,271 shares
As of June 30, 2006	28,469,472 shares
As of December 31, 2006	29,155,714 shares

Note: For the number of shares as a basis of calculating net income per share (consolidated), please refer to per share information on page 23 of attached materials.

Reference: SUMMARY OF NON-CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Non-consolidated business results and financial positions for the first half of the current fiscal year (January 1, 2007 - June 30, 2007)

(1) Results of operations:

	Sales (¥ millions)	Percentage change (%)	Operating income (¥ millions)	Percentage change (%)	Ordinary income (¥ millions)	Percentage change (%)
6 months ended June 30, 2007	425,687	(2.9)	14,842	(17.1)	32,455	(16.1)
6 months ended June 30, 2006	438,282	6.7	17,906	31.9	38,673	57.8
Year ended December 31, 2006	960,727		59,970		88,190	

	Net income (¥ millions)	Percentage change (%)	Net income per share (¥)
6 months ended June 30, 2007	22,242	(16.7)	23.29
6 months ended June 30, 2006	26,708	67.9	27.93
Year ended December 31, 2006	54,639		57.16

Note: Percentage change compares current results with those of the interim period of the previous year.

(2) Financial positions:

	Total assets (¥ millions)	Net assets (¥ millions)	Ratio of equity to total assets (%)	Net assets per share (¥)
June 30, 2007	1,467,899	903,764	61.6	946.38
June 30, 2006	1,456,170	847,035	58.2	885.98
December 31, 2006	1,474,538	876,157	59.4	917.10

Reference: Equity	June 30, 2007	903,764 million yen
	June 30, 2006	847,035 million yen
	December 31, 2006	876,157 million yen

Information about proper usage of forecast of business results, and other special instructions

Please refer to page 7, 8 and 9 for the assumptions and other matters related to the forecast of consolidated business results provided herein.

BUSINESS RESULTS AND FINANCIAL POSITION

1. BUSINESS PERFORMANCE

The Japanese economy gradually expanded during the period under review, sustained by high corporate earnings, and continued increases in capital expenditure and wages. Meanwhile, individual consumption was firm. Looking ahead, continued strength in the corporate sector is expected to benefit the household sector and an economic recovery supported by domestic private demand is expected to continue. At the same time, certain factors such as trends in oil prices continue to add uncertainty to the outlook.

The overall declining trend in the domestic alcohol beverages industry continued, influenced by the aging population of Japan, the diversification of consumer tastes, and a move away from alcohol by younger consumers. However, in the happo-shu segment certain products with characteristics, for example those with a health focus, performed well, and the new genre market continued to expand as companies introduced new products and strengthened promotions. New genre products now account for a record level of 20.5%[1] of the combined beer + happo-shu + new genre market.

Against this background, Kirin's consolidated sales for the interim period were ¥836.0 billion, an increase of 6.8% compared to the interim period of the previous year that resulted from the favorable performances in soft drinks, overseas alcohol business and such, and consolidation of Mercian Corporation, our business and capital alliance partner. However, due to the effects of the jump in raw material prices in the domestic alcohol beverages business and price revisions implemented in the pharmaceuticals business from April of last year, consolidated operating profit was lower than in the first half of last fiscal year, declining by 4.7% to ¥42.8 billion, while ordinary income declined by 3.1% to ¥45.6 billion and consolidated net income declined by 11.5% to ¥16.7 billion.

Segmental results were as follows:

Alcohol Beverages Business

At Kirin Brewery Company, which is involved in the domestic alcohol beverage market, we are endeavoring to develop our operations as a comprehensive alcohol beverages business while continuing to promote a shift from price-driven marketing to value-driven marketing.

In beer, sales of our major new beer brand *Kirin The Gold* that was launched on March 20, 2007 did well. Sales in the first month reached 1.6 million cases (20 large bottles =12.66 liters per case) and continued strongly, exceeding 100 million cans (350 ml can equivalents) in the two and half months following the launch. As of the end of June cumulative sales were 3.2 million cases, representing 40% of our target for the year of 8 million cases. From May 30, *Kirin The Gold* was launched nationwide in large and medium-sized bottles, and it was also received extremely well in pubs and restaurants.

In happo-shu, sales of *Tanrei Green Label* with 70% less sugar and *Tanrei Alpha* with purins cut by 99% and sugar cut by 60%, both compared with Kirin's regular happo-shu products, each recorded sales volumes increases in the first half of the fiscal year, indicating that customers are seeking higher value-added products in the happo-shu market.

In the new genre market, we launched a new product *Kirin Ryoshitsu Sozai* on May 23. First month sales were 1 million cases, a strong start towards our annual sales target of 8 million cases. It is a blend of happo-shu and barley spirits, and its depth, body and flavor appeal to customers who prefer a more full-bodied taste. By positioning *Kirin Ryoshitsu Sozai* alongside our mainstream new genre brand *Kirin Nodogoshi Nama*, we aim to capture even stronger customer support in the new genre market.

In the shochu market, aiming at the home consumption market and utilizing stylish paper packaging, we launched two authentic shochu products, *Kirin Honkaku Shochu Tarucho Mugi* and *Kirin Honkaku Shochu Tarucho Imo*, on May 30, with both making a strong start. In our business and capital alliance with Mercian Corporation, in April we began wine merchandising support activities in the Tokyo metropolitan area via Kirin Communication Stage Company (now called Kirin Merchandising Company), ahead of the planned transfer of business operations in July. The success of this initiative is already becoming apparent, with sales in the target area of these activities greatly exceeding those in other areas.

---

[1] Taxed shipments of Kirin Beer + Happoshu + New Genre, January-June 2007

In our overseas alcohol beverages business, at the end of April we launched *Chin Qilin*, our first new premium beer in four years in the Shanghai area. Furthermore, on May 8 our equity-method affiliate San Miguel Corporation, the biggest Philippine food and beverage company, announced that it would spin off its businesses in beer and containers and form a strategic partnership with Kirin in the beer business. Meanwhile, Lion Nathan in Australia recorded increased volume sales of beer, its shift to the premium segment made good progress, and profits increased as increased raw material costs and investment in marketing were offset by rationalization of distribution and manufacturing.

Interim consolidated sales in the alcohol beverages business increased 7.0% to ¥531.4 billion, while operating income declined by 4.2% to ¥31.8 billion.

Soft Drinks Business

In the soft dinks business, Kirin Beverage Corporation has positioned the three-year period from 2007-2009 as 'Three years to establish a new competitive position' and is seeking to strengthen its business base while expanding its business scale.

Core brands *Kirin Fire*, *Kirin Alkali-ion-no-Mizu* and *Volvic* continued to record double-figure growth and made a major contribution to results, while *Kirin Nama-cha Daigomi*, a product combining the natural sweetness and depth of tea, was launched in the second quarter. Meanwhile a lineup of high value-added new brands including *Z7*, a daily premium drink with zink; *Kirin Sekai no Kitchen Kara*, a product 'inspired by the wisdom and materials of the world's kitchens'; *Kirin I-Tea*, a health tea including Astaxanthin; and *Kirin Bunkaicha*, a blended health tea, were launched with the aim of creating new demand.

In production, construction of a new production line to increase production of *Kirin Alkali-ion-no Mizu* started in June at the Kirin Distillery Fuji-Gotemba Distillery and production is expected to commence in February 2008. Also in June a preform manufacturing facility started operation at the Shonan plant, and this will allow in-house production of preform that is molded to PET bottle. Looking ahead we aim to reduce costs through moving production of PET bottles in-house.

Consolidated sales and income in the soft drinks business for the interim period both increased, with sales increasing 6.1% to ¥192.2 billion, and operating income increasing 3.5% to ¥5.5 billion.

Pharmaceuticals Business

In the pharmaceuticals business, approval for the domestic manufacture and marketing of the new long-acting erythropoiesis stimulating agent *NESP®* was granted in April. Core product *ESPO®*, a treatment for renal anemia, recorded a decline in sales as it was affected by the NHI price revisions and the inclusion of erythropoietin in revisions of reimbursement fees for artificial dialysis treatment implemented in April last year.

Overseas, we focused on strengthening our business foundations including reinforcement of the clinical development capabilities of our U.S. R&D operation Gemini Science, Inc., which changed its name to Kirin Pharma USA Inc. in July

Interim consolidated sales for the pharmaceuticals business increased 0.7% to ¥31.4 billion, while operating income decreased by 1.8% to ¥4.8 billion.

Other Businesses

Kirin Group has positioned health and functional foods as its fourth business pillar. *Asa-no-Fruits Kale Juice* was launched in March by Kirin Yakult NextStage Company, Limited the vehicle for the development of this business, and sales have performed well. Flagship brand *Lieta* introduced two new flavors and now provides a total of 14 types of drink and five soup varieties to meet the diverse preferences of customers. Takeda-Kirin Foods Corp., which develops the Group's seasonings business, made a new start in April, becoming a wholly owned subsidiary of Kirin and changing its name to Kirin Food Tech Corp.

Interim consolidated sales in other businesses increased 9.8% to ¥80.8 billion while operating income decreased 15.0% to ¥1.7 billion.

2. FINANCIAL POSITION

Consolidated cash and cash equivalents ("cash") totaled ¥77.9 billion as of June 30, 2007, a decrease of ¥8.6 billion compared to the end of the previous fiscal year. Outflows for investment activities such as the acquisition of tangible fixed assets such as through capital expenditure in the domestic alcohol beverages business were covered by cash reserves and others.

Consolidated cash flows were as follows:

Cash flow from operating activities

Net cash provided by operating activities was ¥18.1 billion, ¥15.4 billion lower than in the previous year. Although working capital increased by ¥3.4 billion due to changes in items such as notes and accounts receivable, trade, inventories, notes and accounts payable and liquor taxes payable, income before taxes and minority interests decreased ¥6.0 billion and corporate tax payments increased ¥12.6 billion.

Cash flow from investing activities

Net cash used in investing activities was ¥0.1 billion, ¥94.8 billion less than in the previous interim period, due to capital investment in the domestic alcohol beverages business and others. Investment in fixed assets was ¥26.2 billion, ¥0.5 billion more than in the previous interim period, and primarily related to capital investment in the domestic alcohol business. Investment for acquisition of marketable and investment securities was ¥4.9 billion, and investment for the acquisition of subsidiaries was ¥5.2 billion. The sale of fixed assets provided an inflow of ¥3.6 billion, the sale of marketable securities and investment securities resulted in proceeds of ¥7.9 billion, and the redemption of insurance reserve assets provided an inflow of ¥23.2 billion.

Cash flow from financing activities

Net cash used in financing activities was ¥26.4 billion, ¥36.4 billion more than in the previous interim period. Cash dividends paid decreased ¥3.5 billion to ¥21.1 billion, and payments of debt resulted in an outflow of ¥5.7 billion.

Trends in Kirin Group's cash flow indices are as follows:

	Interim period ended 6/2005	Interim period ended 6/2006	Interim period ended 6/2005	Fiscal year ended 12/2005	Fiscal year ended 12/2006
Equity ratio (%)	49.8	52.0	52.0	50.2	50.6
Equity ratio based on market capitalization (%)	59.0	92.2	87.2	67.9	91.0
Debt service coverage (years)	–	–	–	3.0	2.4
Interest coverage ratio (times)	0.9	6.4	3.3	11.5	12.2

All indices are calculated from consolidated financial data.

Notes:

1. Equity ratio = (Net assets – Minority interests) / Total assets
2. Equity ratio based on market capitalization = Market capitalization / Total assets

   [Market capitalization = market price on last trading day of period x total shares outstanding at end of period (excluding treasury stock)]
3. Debt service coverage = Interest-bearing liabilities / Operating cash flow (not provided in interim financial statements)

   [Interest-bearing liabilities refers to all liabilities with interest payable recorded on the liabilities section of the consolidated balance sheets. Operating cash flow refers to Net cash provided by operating activities in the consolidated statements of cash flow]
4. Interest coverage ratio = Operating cash flow / Interest expenses

   [Interest expenses refers to the Interest expenses figure recorded in the consolidated statements of cash flows]

3. OUTLOOK FOR 2007

2007 is both the first year of our 2007-2009 Medium-term Business Plan (KV2015 Stage I) and Kirin's centenary year. In July this year we introduced a pure holding company structure as part of measures to realize the quantum leap in growth outlined in Kirin Group Vision 2015. While striving to increase KIRIN brand value, we will also seek to maximize corporate value under the following basic policies.

Basic Groupwide Policies

- Ensure a stable domestic alcohol beverage business as the foundation of the Group's operations, meet diverse customer needs by strengthening the Group's position as a comprehensive beverages group, and secure high levels of customer support and loyalty
- Create new value in response to customer needs by accelerating initiatives that target a new stage in the overseas alcohol, pharmaceutical, and health and functional food businesses, and pursuing a comprehensive beverages group strategy in the soft drinks business
- Implement Kirin Group CSR and secure the trust of society

Based on these policies, we have identified the following key issues for each business area, and will endeavor to meet the diversifying needs of customers while creating new value.

The Group's organizational framework following the introduction of the pure holding company structure is as follows.



Kirin Holdings
Operating companies
Kirin Brewery
Company separation
Mercian Corp.
Business, capital alliance
Kirin Beverage
100% subsidiary
Lion Nathan
Kirin (China) Investment
Kirin Pharma
Company separation
Kirin Yakult NextStage
JV
Kirin Food-Tech
100% subsidiary
Kirin Agribio
100% subsidiary
Nagano Tomato
Other operating companies
Kirin Business Expert
Kirin Business System
Kirin Real Estate
Functionally separate companies
Contributing companies
KD Kirin Merchandising Kirin Logistics, Kirin Engineering, etc.
Japan Liquor, etc.
Koiwai Dairy, Kirin MC Danone Waters, Shanghai Jin Jiang, etc.
Zhuhai Kirin
Dalian Daxue,
Hangzhou Qiandoahu
Kirin Pharma USA, Kirin-Amgen, Jell-Kirin Pharmaceutical, etc.
Kirin-Miwon Foods
Japan Potato, etc.
Domestic alcohol
Soft drinks
Overseas alcohol
Pharma
Health foods and functional foods
Seasonings
Agribio

Alcohol Beverages Business

In the alcohol beverages business, we intend to develop the value-driven approach to sales and marketing that we have been pursuing since the beginning of the year, under which we have been making proposals to volume retailers and bars and restaurants for creation of sales space or licensed premises to further increase consumers' opportunities to access and enjoy our products. In particular, we are strengthening the proposal-oriented sales system that is targeted not to single and individual on-premise locations/shops but to the overall key areas and pursuing marketing that is closely aligned with different regional needs. In our business and capital alliance with Mercian Corporation, we position this year as the year of developing the foundations, and are aiming to achieve seamless transfers of control and bedding in at product and organizational level. Since April, Kirin Merchandising Co., Ltd.[2] has been successfully improving wine sales through in-store merchandising initiatives at volume retailers for Mercian's wine range. We will endeavor to build on this by recording further successes, such as acquiring the No. 1 position for Mercian wines, increasing volume sales for shochu, and reducing costs through collaboration in purchasing and distribution.

In products, we will strive to further increase awareness of the KIRIN brand, by developing new products in addition to our mainstream offerings. In beer, we have been growing the successful *Kirin The Gold* as a mainstream beer brand since its launch this March, and we have strengthened our position in the growing premium beer market through the launch of *Kirin Nippon Premium* on July 11. We also intend to further solidify our position in the happo-shu and new genre markets, through ensuring continued exposure at volume retailers of core happo-shu brands *Kirin Tanrei Nama* and *Tanrei Green Label*, mainstream new genre brand *Kirin Nodogoshi*, and *Kirin Ryoshitsu Sozai*, which was launched in May. In the RTD[3] category, we will continue to develop the *Kirin Chu-hi Hyoketsu* series, which remains hugely popular with customers. In the cocktail-type drinks market, which is experiencing continued growth, we will launch a new product, *Kirin Cocktail Sparkle*, on August 29, to meet customer preferences for authenticity, refreshing aromas, and rich flavor. In the domestic alcohol business, we intend to steadily achieve our sales volume targets as a result of these initiatives.

In the overseas alcohol business, we will deepen our alliances with Lion Nathan Limited and San Miguel Corporation, and strengthen our beer business in top-priority region Asia and Oceania.

Soft Drinks Business

Kirin Beverage Corporation, which engages in the soft drinks business, will pursue initiatives based on our comprehensive beverages group strategy, continuing to expand its business scale and strengthen its operational base. In marketing, it will pursue a total marketing approach, aiming to flexibly revamp and optimize product brands, advertising, merchandising, channels and other aspects, and will actively develop policies ahead of our peak season and autumn and winter. In sales, Kirin Beverage will collaborate with the domestic alcohol business to form a unified 'Team Kirin,' and strive to increase retailers of our products, which will have a direct bearing on developing value-driven sales and strengthening the operating base, such as by enhancing product planning and proposal capabilities and expanding vending machine operation networks.

In the overseas soft drinks business, we will step up marketing of *Kirin Gogono-Kocha Milk Tea* in 500ml PET bottles, a strong seller in our key areas of China—Shanghai, Guangzhou and Beijing—aiming to establish a stronger foothold in the market and acquire a competitive advantage.

Pharmaceuticals Business

In the pharmaceuticals business, we are focusing on sales of NESP®, which was launched in July. We will also proceed with research and development of human antibody and cell medicines, which we position as a core future business pillar, construct a product development structure in the United States, and consider new business alliances as a means of strengthening our pharmaceutical operations.

Other Businesses

Under KV2015 we have positioned health foods and functional foods as a fourth business pillar for Kirin Group, and each operating company such as Kirin Yakult NextStage Company, Limited will be working to develop and propose value-added health foods and functional foods to expand the scale of our operations. Kirin Food-Tech Company, Limited, formerly Takeda-Kirin Foods Corporation, was renamed and made a wholly owned subsidiary in April 2007, and will endeavor to make further contributions in the seasonings business. In agribio, resources will be concentrated in the

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2 Formerly named Kirin Communication Stage Co., Ltd

3 Ready to drink. Low alcohol cocktail-type drinks that can be consumed from the container without pouring into a glass.

seeds business for floriculture, potatoes and other plant-related areas, while also developing advanced cultivation and growth proliferation techniques.

Full-year Forecasts and Dividend Forecast

Forecasts for the fiscal year ending December 31, 2007 have been revised as follows, influenced by downward revisions to sales volume forecasts in the domestic alcohol beverages and domestic soft drinks businesses, high raw materials prices and other factors.

Consolidated sales:	¥1,830 billion (increase of 9.8% compared to previous fiscal year)
Consolidated operating income:	¥117 billion (increase of 0.6%)
Consolidated ordinary income:	¥116 billion (decrease of 4.0%)
Consolidated net income:	¥56 billion (increase of 4.6%)

4. DISTRIBUTION OF PROFITS

Kirin views the appropriate distribution of profits to shareholders as one of the key management issues, and has distributed a divided to shareholders in every financial period since establishment in 1907. Management believes that shareholders' needs can be met by providing a stable, continuous dividend that in each period takes into consideration comprehensive assessment of business performance, the target payout ratio, and future capital requirements.

Under the current medium-term business plan, a new target payout ratio of 30%-plus on a consolidated basis has been established, with the aim of increasing dividends through realizing a growth strategy. Retained earnings will be used for business and capital investment that can boost corporate value in core and other areas including alcohol beverages, soft drinks, and pharmaceuticals. The acquisition of treasury shares will continue to be considered flexibly according to circumstances to boost capital efficiency.

We propose to declare an interim dividend per share and year-end dividend per share of ¥9 each, resulting in an annual dividend of ¥18, an increase of ¥1.

5. INFLUENCE OF SEASONAL FACTORS

Sales of Kirin Group's core alcohol beverages and soft drinks are subject to significant change with the seasons, as demand peaks in summer. Sales in the first half of the year therefore tend to be lower than in the other half.

6. NOTE CONCERNING FORECASTS

The statements concerning future performance that are presented in this document are based on judgments using information available to Kirin and the Kirin Group as of June 30, 2007. Certain risks and uncertainties could cause the results of Kirin and the Kirin Group to differ materially from any projections presented herein. These risks and uncertainties include, but are not limited to, the economic circumstances surrounding the Company's businesses, market trends, and exchange rates.

Corporate Group

Kirin Group omits disclosure mentioning the Corporate Group in the Summary of Consolidated Financial Statements as of June 30, 2007, as no significant changes were seen from the Business Structure Chart and State of Subsidiaries sections of the Group's latest Asset Securities Report submitted on May 28, 2007.

Management Policies

The section was omitted as there was no significant change from matters reported in the Summary of Consolidated Financial Statements as of December 31, 2007, which was disclosed on February 7, 2007. For details on the Summary of Consolidated Financial Statements as of December 31, 2007, please refer to the following websites:

[Kirin Holdings Investor Relations]
http://www.kirinholdings.co.jp/english/ir/library/index.html#financial
[Tokyo Stock Exchange Home Page for company search]
http://www.tse.or.jp/tseHpFront/HPLCDS0101E.do?method=init&callJorEFlg=1

CONSOLIDATED BALANCE SHEETS

(¥ millions)

ASSETS	At June 30, 2006 Amount	Percentage over total assets	At June 30, 2007 Amount	Percentage over total assets	Increase (Decrease) Amount	At December 31, 2006 Amount	Percentage over total assets
Current Assets							
Cash	117,060		80,498		(36,562)	89,483	
Notes and accounts receivable, trade	241,153		318,286		77,133	321,694	
Marketable securities	349		429		80	675	
Inventories	108,150		142,891		34,741	119,887	
Other	43,501		49,617		6,116	45,997	
Allowance for doubtful accounts	(1,862)		(2,197)		(335)	(1,950)	
Total Current Assets	508,354	27.2	589,527	29.2	81,173	575,787	29.3
Fixed Assets							
Property, Plant and Equipment							
Buildings and structures	184,017		197,011		12,994	194,325	
Machinery, equipment and vehicles	167,095		180,076		12,981	170,095	
Land	151,382		157,014		5,632	155,866	
Construction in progress	29,505		24,165		(5,340)	33,110	
Other	38,936		42,494		3,558	40,240	
Total	570,938		600,762		29,824	593,639	
Intangible Assets							
Goodwill	95,409		97,141		1,732	96,853	
Other	75,156		68,161		(6,995)	72,846	
Total	170,566		165,303		(5,263)	169,699	
Investments and Other Assets							
Investment securities	513,594		587,382		73,788	524,135	
Life insurance investments	37,156		14,473		(22,683)	37,910	
Other	69,223		64,949		(4,274)	66,347	
Allowance for doubtful accounts	(3,575)		(3,436)		139	(3,933)	
Total	616,400		663,369		46,969	624,460	
Total Fixed Assets	1,357,904	72.8	1,429,435	70.8	71,531	1,387,798	70.7
TOTAL ASSETS	1,866,259	100.0	2,018,962	100.0	152,703	1,963,586	100.0

(¥ millions)

LIABILITIES	At June 30, 2006 Amount	Percentage over total assets	At June 30, 2007 Amount	Percentage over total assets	Increase (Decrease) Amount	At December 31, 2006 Amount	Percentage over total assets
Current Liabilities							
Notes and accounts payable, trade	96,158		118,452		22,294	107,610	
Short-term loans payable	19,451		15,996		(3,455)	25,629	
Reserves	161		3,671		3,510	2,602	
Bonds due within one year	69,900		-		(69,900)	-	
Liquor taxes payable	72,457		102,757		30,300	106,429	
Income taxes payable	25,559		20,134		(5,425)	33,641	
Accrued expenses	75,598		82,334		6,736	85,991	
Deposits received	26,434		19,869		(6,565)	24,866	
Other	43,374		66,381		23,007	62,991	
Total Current Liabilities	429,095	23.0	429,597	21.3	502	449,763	22.9
Long-term Liabilities							
Bonds	98,955		98,862		(93)	98,830	
Long-term debt	88,315		124,707		36,392	116,586	
Employees' pension and retirement benefits	70,919		59,377		(11,542)	62,153	
Other reserves	12,339		10,531		(1,808)	12,139	
Deposits received	71,558		71,005		(553)	69,795	
Other	99,543		132,757		33,214	110,592	
Total Long-term Liabilities	441,632	23.7	497,241	24.6	55,609	470,098	23.9
TOTAL LIABILITIES	870,728	46.7	926,839	45.9	56,111	919,862	46.8

(¥ millions)

NET ASSETS	At June 30, 2006		At June 30, 2007		Increase (Decrease)	At December 31, 2006	
	Amount	Percentage over total assets	Amount	Percentage over total assets	Amount	Amount	Percentage over total assets
Shareholders' equity							
Common stock	102,045	5.5	102,045	5.1	-	102,045	5.2
Capital surplus	71,012	3.8	71,140	3.5	128	71,114	3.6
Retained earnings	729,656	39.1	740,176	36.7	10,520	732,134	37.3
Treasury stock, at cost	(25,586)	(1.4)	(27,524)	(1.4)	(1,938)	(26,797)	(1.4)
Total shareholders' equity	877,128	47.0	885,838	43.9	8,710	878,497	44.7
Valuation and translation adjustments							
Net unrealized holding gains on securities	114,200	6.1	158,543	7.8	44,343	122,466	6.2
Deferred gains or losses on hedges	(776)	(0.0)	50	0.0	826	(352)	(0.0)
Land revaluation difference	(4,713)	(0.3)	(4,713)	(0.2)	-	(4,713)	(0.2)
Foreign currency translation adjustments	(15,740)	(0.8)	10,744	0.5	26,484	(1,907)	(0.1)
Total valuation and translation adjustments	92,970	5.0	164,625	8.1	71,655	115,492	5.9
Minority interests	25,431	1.3	41,658	2.1	16,227	49,734	2.6
TOTAL NET ASSETS	995,530	53.3	1,092,122	54.1	96,592	1,043,724	53.2
TOTAL LIABILITIES AND NET ASSETS	1,866,259	100.0	2,018,962	100.0	152,703	1,963,586	100.0

CONSOLIDATED STATEMENTS OF INCOME

(¥ millions)

	6 months ended June 30, 2006		6 months ended June 30, 2007		Increase (Decrease)	Year ended December 31, 2006	
	Amount	Percentage over sales	Amount	Percentage over sales	Amount	Amount	Percentage over sales
Sales	782,722	100.0	836,020	100.0	53,298	1,665,946	100.0
Cost of sales	462,943	59.1	502,426	60.1	39,483	987,852	59.3
Gross profit	319,778	40.9	333,594	39.9	13,816	678,093	40.7
Selling, general and administrative expenses	274,787	35.1	290,712	34.8	15,925	561,735	33.7
Operating income	44,991	5.7	42,881	5.1	(2,110)	116,358	7.0
Non-operating income							
Interest income	361		576			1,484	
Dividend income	2,660		1,815			5,124	
Equity in earnings of affiliates	3,950		6,035			8,131	
Other	2,660		3,188			4,401	
Total	9,632	1.2	11,615	1.4	1,983	19,142	1.2
Non-operating expenses							
Interest expense	4,614		5,879			9,736	
Other	2,850		2,920			4,898	
Total	7,464	1.0	8,800	1.1	1,336	14,635	0.9
Ordinary income	47,159	6.0	45,696	5.5	(1,463)	120,865	7.3
Special income							
Gain on sale of fixed assets	1,649		1,926			2,007	
Reversal of allowance for doubtful accounts	713		112			670	
Gain on sale of investment securities	1,206		316			7,940	
Gain on sale of shares of subsidiaries and affiliates	-		183			-	
Reversal of other reserves	70		62			409	
Total	3,640	0.5	2,601	0.3	(1,039)	11,028	0.7
Special expenses							
Loss on disposal of fixed assets	904		1,759			6,041	
Loss on sale of fixed assets	19		24			127	
Loss on impairment	150		-			5,755	
Loss on devaluation of investment securities	-		-			195	
Loss on sale of investment securities	4		5			4	
Business restructuring expense	-		14			4,492	
Loss on sale of shares of subsidiaries and affiliates	-		1,731			-	
Amortization of goodwill	-		-			1,588	
General interest charge of income taxes for prior years in a foreign subsidiary	-		1,052			-	
Loss due to the change in the pension and retirement benefit plans	-		-			2,126	
Total	1,079	0.1	4,588	0.5	3,509	20,332	1.2
Income before income taxes and minority interests	49,720	6.4	43,709	5.2	(6,011)	111,560	6.7
Income taxes	24,763	3.2	22,907	2.7	(1,856)	50,858	3.1
Income taxes for prior years	-		(1,936)	(0.2)	(1,936)	-	
Minority interests	5,984	0.8	5,941	0.7	(43)	7,189	0.4
Net income	18,973	2.4	16,796	2.0	(2,177)	53,512	3.2

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

(Six months ended June 30, 2006)

(¥ millions)

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total Shareholders' equity
Balance as of December 31, 2005	102,045	70,999	730,226	(25,091)	878,180
Changes of items during the interim accounting period					
Dividends from surplus			(7,172)		(7,172)
Directors bonuses from appropriation			(270)		(270)
Net income			18,973		18,973
Increase due to new consolidation of subsidiaries			562		562
Acquisition of treasury stock				(511)	(511)
Disposal of treasury stock		13		16	29
Decrease due to change in accounting standards of foreign subsidiaries and affiliates			(6,602)		(6,602)
Transfer of foreign currency translation adjustments of foreign subsidiaries and affiliates			(6,061)		(6,061)
Net changes of items other than shareholders' equity					
Total changes of items during the interim accounting period		13	(570)	(494)	(1,051)
Balance as of June 30, 2006	102,045	71,012	729,656	(25,586)	877,128

	Valuation and translation adjustments						
	Net unrealized holding gains on securities	Deferred gains or losses on hedges	Land revaluation difference	Foreign currency translation adjustments	Total valuation and translation adjustments	Minority interests	Total Net assets
Balance as of December 31, 2005	117,207	-	(4,713)	(18,073)	94,420	79,292	1,051,893
Changes of items during the interim accounting period							
Dividends from surplus							(7,172)
Directors bonuses from appropriation							(270)
Net income							18,973
Increase due to new consolidation of subsidiaries							562
Acquisition of treasury stock							(511)
Disposal of treasury stock							29
Decrease due to change in accounting standards of foreign subsidiaries and affiliates							(6,602)
Transfer of foreign currency translation adjustments of foreign subsidiaries and affiliates							(6,061)
Net changes of items other than shareholders' equity	(3,006)	(776)		2,333	(1,450)	(53,861)	(55,311)
Total changes of items during the interim accounting period	(3,006)	(776)		2,333	(1,450)	(53,861)	(56,363)
Balance as of June 30, 2006	114,200	(776)	(4,713)	(15,740)	92,970	25,431	995,530

(Six months ended June 30, 2007) (¥ millions)

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total Shareholders' equity
Balance as of December 31, 2006	102,045	71,114	732,134	(26,797)	878,497
Changes of items during the interim accounting period					
Dividends from surplus			(8,598)		(8,598)
Net income			16,796		16,796
Decrease due to exclusion of affiliates accounted for by the equity method			(155)		(155)
Acquisition of treasury stock				(755)	(755)
Disposal of treasury stock		26		27	54
Net changes of items other than shareholders' equity					
Total changes of items during the interim accounting period		26	8,042	(727)	7,341
Balance as of June 30, 2007	102,045	71,140	740,176	(27,524)	885,838

	Valuation and translation adjustments					Minority interests	Total Net assets
	Net unrealized holding gains on securities	Deferred gains or losses on hedges	Land revaluation difference	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of December 31, 2006	122,466	(352)	(4,713)	(1,907)	115,492	49,734	1,043,724
Changes of items during the interim accounting period							
Dividends from surplus							(8,598)
Net income							16,796
Decrease due to exclusion of affiliates accounted for by the equity method							(155)
Acquisition of treasury stock							(755)
Disposal of treasury stock							54
Net changes of items other than shareholders' equity	36,077	403		12,651	49,133	(8,075)	41,057
Total changes of items during the interim accounting period	36,077	403		12,651	49,133	(8,075)	48,398
Balance as of June 30, 2007	158,543	50	(4,713)	10,744	164,625	41,658	1,092,122

(Year ended December 31, 2006)

(¥ millions)

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total Shareholders' equity
Balance as of December 31, 2005	102,045	70,999	730,226	(25,091)	878,180
Changes of items during the period					
Dividends from surplus			(14,820)		(14,820)
Directors bonuses from appropriation			(270)		(270)
Net income			53,512		53,512
Increase due to new consolidation of subsidiaries			562		562
Decrease due to new consolidation of subsidiaries			(10)		(10)
Decrease due to exclusion of affiliates accounted for by the equity method			(24,404)		(24,404)
Acquisition of treasury stock				(1,855)	(1,855)
Disposal of treasury stock		114		150	265
Decrease due to change in accounting standards of foreign subsidiaries and affiliates			(6,602)		(6,602)
Transfer of foreign currency translation adjustments of foreign subsidiaries and affiliates			(6,057)		(6,057)
Net changes of items other than shareholders' equity					
Total changes of items during the period		114	1,907	(1,705)	316
Balance as of December 31, 2006	102,045	71,114	732,134	(26,797)	878,497

	Valuation and translation adjustments					Minority interests	Total Net assets
	Net unrealized holding gains on securities	Deferred gains or losses on hedges	Land revaluation difference	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of December 31, 2005	117,207	-	(4,713)	(18,073)	94,420	79,292	1,051,893
Changes of items during the period							
Dividends from surplus							(14,820)
Directors bonuses from appropriation							(270)
Net income							53,512
Increase due to new consolidation of subsidiaries							562
Decrease due to new consolidation of subsidiaries							(10)
Decrease due to exclusion of affiliates accounted for by the equity method							(24,404)
Acquisition of treasury stock							(1,855)
Disposal of treasury stock							265
Decrease due to change in accounting standards of foreign subsidiaries and affiliates							(6,602)
Transfer of foreign currency translation adjustments of foreign subsidiaries and affiliates							(6,057)
Net changes of items other than shareholders' equity	5,258	(352)		16,165	21,071	(29,558)	(8,486)
Total changes of items during the period	5,258	(352)		16,165	21,071	(29,558)	(8,169)
Balance as of December 31, 2006	122,466	(352)	(4,713)	(1,907)	115,492	49,734	1,043,724

CONSOLIDATED STATEMENTS OF CASH FLOWS

(¥ millions)

	6 months ended June 30, 2006	6 months ended June 30, 2007	Increase (Decrease)	Year ended December 31, 2006
Cash flows from operating activities				
Income before income taxes and minority interests	49,720	43,709	(6,011)	111,560
Depreciation and amortization	32,974	34,691	1,717	68,432
Amortization of goodwill	2,816	3,828	1,012	8,040
Increase (decrease) in employees' pension and retirement benefits	(1,026)	(2,728)	(1,702)	(9,976)
Interest and dividend income	(3,022)	(2,392)	630	(6,609)
Equity in earnings of affiliates	(3,950)	(6,035)	(2,085)	(8,131)
Interest expense	4,614	5,879	1,265	9,736
Gain on sale of fixed assets	(1,649)	(1,926)	(277)	(2,007)
Gain on sale of marketable securities and investment securities	(1,206)	(317)	889	(7,940)
Loss on disposal and sale of fixed assets	923	1,784	861	6,169
Decrease (increase) in notes and accounts receivable, trade	48,269	5,935	(42,334)	3,031
Decrease (increase) in inventories	(14,873)	(20,596)	(5,723)	(5,198)
Increase (decrease) in notes and accounts payable, trade	(11,398)	9,604	21,002	(8,558)
Increase (decrease) in liquor taxes payable	(35,046)	(4,492)	30,554	(1,203)
Increase (decrease) in consumption taxes payable	(2,684)	(2,312)	372	1,940
Other	(7,948)	(10,048)	(2,100)	8,928
Sub-total	56,512	54,582	(1,930)	168,213
Interest and dividend received	4,584	4,106	(478)	9,094
Interest paid	(5,220)	(5,562)	(342)	(10,104)
Income taxes paid	(22,268)	(34,927)	(12,659)	(43,517)
Net cash provided by (used in) operating activities	33,606	18,199	(15,407)	123,685
Cash flows from investing activities				
Payment for purchases of property, plant and equipment and intangible assets	(25,775)	(26,299)	(524)	(59,953)
Proceeds from sale of property, plant and equipment and intangible assets	2,187	3,655	1,468	4,745
Payment for purchase of marketable securities and investment securities	(1,657)	(4,951)	(3,294)	(6,716)
Proceeds from sale of marketable securities and investment securities	1,337	7,988	6,651	9,095
Payment for purchases of shares of subsidiaries	(69,727)	(5,275)	64,452	(75,585)
Payment for acquisition of shares of newly consolidated subsidiaries	(2,369)	-	2,369	(26,253)
Proceeds from cancellation of life insurance investments	-	23,232	23,232	-
Other	985	1,484	499	1,428
Net cash provided by (used in) investing activities	(95,018)	(163)	94,855	(153,239)

(¥ millions)

	6 months ended June 30, 2006	6 months ended June 30, 2007	Increase (Decrease)	Year ended December 31, 2006
Cash flows from financing activities				
Increase (decrease) in short-term loans payable	(1,620)	642	2,262	(980)
Proceeds from long-term debt	56,195	12,610	(43,585)	77,684
Repayment of long-term debt	(18,117)	(19,043)	(926)	(21,770)
Payment for purchase of treasury stock	(511)	(755)	(244)	(1,855)
Proceeds from sale of treasury stock	29	54	25	265
Payment for purchase of treasury stock by the consolidated subsidiary	(906)	-	906	(906)
Cash dividends paid	(7,261)	(8,591)	(1,330)	(14,830)
Cash dividends paid to minority shareholders	(17,392)	(12,552)	4,840	(17,408)
Other	(431)	1,135	1,566	(70,209)
Net cash provided by (used in) financing activities	9,984	(26,499)	(36,483)	(50,012)
Effect of exchange rate fluctuation on cash and cash equivalents	(74)	(186)	(112)	704
Net increase (decrease) in cash and cash equivalents	(51,501)	(8,650)	42,851	(78,862)
Cash and cash equivalents at beginning of year	164,800	86,588	(78,212)	164,800
Net increase (decrease) in cash and cash equivalents from new consolidation/de-consolidation of subsidiaries	601	-	(601)	650
Cash and cash equivalents at end of period	113,900	77,938	(35,962)	86,588

SIGNIFICANT ACCOUNTING POLICIES

Disclosure of significant accounting policies are omitted because there were no significant accounting policy changes after filing the last Securities Report (filed on March 28, 2007).

(SEGMENT INFORMATION)

a. Business segment information

(¥ millions)

	6 months ended June 30, 2006						
	Alcohol Beverages	Soft Drinks	Pharma-ceuticals	Others	Total	Eliminations or Corporate	Consolidated
Sales							
Unaffiliated customers	496,716	181,097	31,260	73,647	782,722	-	782,722
Inter-segment	1,615	35	-	46,584	48,236	(48,236)	-
Total sales	498,332	181,133	31,260	120,232	830,958	(48,236)	782,722
Operating expenses	465,123	175,770	26,301	118,120	785,315	(47,584)	737,730
Operating income	33,209	5,362	4,959	2,111	45,642	(651)	44,991

(¥ millions)

	6 months ended June 30, 2007						
	Alcohol Beverages	Soft Drinks	Pharma-ceuticals	Others	Total	Eliminations or Corporate	Consolidated
Sales							
Unaffiliated customers	531,445	192,215	31,482	80,877	836,020	-	836,020
Inter-segment	2,244	27	-	47,928	50,200	(50,200)	-
Total sales	533,689	192,242	31,482	128,805	886,221	(50,200)	836,020
Operating expenses	501,863	186,689	26,609	127,011	842,173	(49,034)	793,139
Operating income	31,826	5,552	4,872	1,794	44,047	(1,165)	42,881

(¥ millions)

	Year ended December 31,2006						
	Alcohol Beverages	Soft Drinks	Pharma-ceuticals	Others	Total	Eliminations or Corporate	Consolidated
Sales							
Unaffiliated customers	1,063,318	392,729	67,245	142,653	1,665,946	-	1,665,946
Inter-segment	3,365	70	-	112,799	116,235	(116,235)	-
Total sales	1,066,683	392,800	67,245	255,453	1,782,182	(116,235)	1,665,946
Operating expenses	983,408	373,086	55,200	251,889	1,663,584	(113,995)	1,549,588
Operating income	83,275	19,714	12,044	3,563	118,598	(2,240)	116,358

Type and nature of products are considered in classification of business segments. Main products by each business segment are as follows:

Business segment	Main products
Alcohol beverages	Beer, sparkling malt liquor (*Happo-Shu*), New genre, whiskey, spirits, wine, etc.
Soft drinks	Soft drinks and other drinks
Pharmaceuticals	Pharmaceutical products
Others	Engineering, logistics, floriculture, etc.

Unallocable operating expenses included in "Eliminations or Corporate" are as follows:

6 months ended June 30, 2006 ¥ 1,055 million, mainly consisting of costs for research and development of basic technologies.
6 months ended June 30, 2007 ¥ 1,249 million, mainly consisting of costs for research and development of basic technologies.
Year ended December 31,2006 ¥ 2,358 million, mainly consisting of costs for research and development of basic technologies.

b. Geographical segment information

(¥ millions)

	6 months ended June 30, 2006					
	Japan	Asia/ Oceania	Others	Total	Eliminations or Corporate	Consolidated
Sales						
Unaffiliated customers	657,158	93,499	32,064	782,722	-	782,722
Inter-segment	1,279	627	1,961	3,868	(3,868)	-
Total sales	658,437	94,126	34,026	786,590	(3,868)	782,722
Operating expenses	633,019	76,420	31,068	740,508	(2,777)	737,730
Operating income	25,418	17,706	2,957	46,082	(1,090)	44,991

(¥ millions)

	6 months ended June 30, 2007					
	Japan	Asia/ Oceania	Others	Total	Eliminations or Corporate	Consolidated
Sales						
Unaffiliated customers	697,416	106,336	32,267	836,020	-	836,020
Inter-segment	1,539	1,006	2,362	4,908	(4,908)	-
Total sales	698,955	107,343	34,630	840,928	(4,908)	836,020
Operating expenses	677,250	87,412	31,992	796,655	(3,516)	793,139
Operating income	21,704	19,930	2,637	44,273	(1,391)	42,881

(¥ millions)

	Year ended December 31,2006					
	Japan	Asia/ Oceania	Others	Total	Eliminations or Corporate	Consolidated
Sales						
Unaffiliated customers	1,430,229	177,807	57,909	1,665,946	-	1,665,946
Inter-segment	2,671	1,265	3,586	7,523	(7,523)	-
Total sales	1,432,901	179,073	61,495	1,673,469	(7,523)	1,665,946
Operating expenses	1,349,688	148,535	56,693	1,554,917	(5,328)	1,549,588
Operating income	83,212	30,537	4,802	118,552	(2,194)	116,358

Geographical distances are considered in classification of country or area. Major countries or areas included in each segment except for Japan are as follows:

Asia, Oceania	East Asia, Southeast Asia, Oceania
Others	U.S.A., Europe

Amounts and major items included in "Eliminations or Corporate" are the same as the note described in "a. Business segment information."

c. Overseas sales

(¥ millions)

	6 months ended June 30, 2006		
	Asia/ Oceania	Others	Total
Overseas sales	95,987	33,076	129,063
Consolidated sales	-	-	782,722
Percentage of overseas sales over consolidated sales	12.3%	4.2%	16.5%

(¥ millions)

	6 months ended June 30, 2007		
	Asia/ Oceania	Others	Total
Overseas sales	110,548	34,246	144,795
Consolidated sales	-	-	836,020
Percentage of overseas sales over consolidated sales	13.2%	4.1%	17.3%

(¥ millions)

	Year ended December 31, 2006		
	Asia/ Oceania	Others	Total
Overseas sales	183,588	59,871	243,460
Consolidated sales	-	-	1,665,946
Percentage of overseas sales over consolidated sales	11.0%	3.6%	14.6%

Geographical distances are considered in classification of country or area. Major countries or areas included in each segment except for Japan are as follows:

Asia, Oceania	East Asia, Southeast Asia, Oceania
Others	U.S.A., Europe

Overseas sales represent sales of the Company and consolidated subsidiaries to countries and areas outside of Japan.

LEASE TRANSACTIONS, SECURITIES, DERIVATIVE TRANSACTIONS and BUSINESS COMBINATION, etc.

Disclosure of this information is omitted because the need for such disclosure in the Summary of Consolidated Interim Financial Statements is considered immaterial.

(PER SHARE INFORMATION)

6 months ended June 30, 2007	
Net assets per share	¥ 1,100.00
Net income per share (Primary)	¥ 17.59
Net income per share (Diluted) was not presented because there was no diluted potential common stock outstanding.	

Note: The basis for calculation was as follows:

Net assets per share

		6 months ended June 30, 2007
Total net assets	(¥ millions)	1,092,122
Amounts deducted from total net assets	(¥ millions)	41,658
(Minority interest included in the above)	(¥ millions)	(41,658)
Net assets attributable to common stock at the end of interim period	(¥ millions)	1,050,464
Number of common stock used to calculate net assets per share at the end of interim period	(thousands of shares)	954,970

Net income per share

		6 months ended June 30, 2007
Net income	(¥ millions)	16,796
Amounts not attributable to common stock	(¥ millions)	-
Net income attributable to common stock	(¥ millions)	16,796
Average number of common stock outstanding during the year	(thousands of shares)	955,135

(SUBSEQUENT EVENTS)

CHANGES IN CLASSIFICATION OF BUSINESS SEGMENT

As mentioned in "BUSINESS RESULTS AND FINANCIAL POSITION 3.OUTLOOK FOR 2007," the Company introduced the pure holding company system on July 1, 2007, and implemented a restructuring of the Group's management structure.
In governing the Group, clarification of the roles and responsibilities between the holding company and the operating companies will be made and the independence and mobility of each operating company will also be enhanced, while the holding company seeks to achieve a quantum leap in growth and create a group premium.
Accordingly, the Company changed its method of business segment classification and classified them "based on business management framework in consideration of the type and nature of products" in view of the new management structure, as business segments had previously been classified "in consideration of the type and nature of products".
Due to this change, the businesses of engineering, logistics, etc., which had been included in the "Others" segment, have been reclassified into the "Alcohol beverages" segment as these businesses are managed as ancillary businesses closely connected with the alcohol beverages business.
Sales to unaffiliated customers of those businesses including engineering, logistics, etc. included in the "Others" segment for the current interim consolidated accounting period is ¥16,705 million and will be included in the "Alcohol beverages" segment after the introduction of the pure holding company system.

NON-CONSOLIDATED BALANCE SHEETS

(¥ millions)

ASSETS	At June 30, 2006 Amount	Percentage over total assets	At June 30, 2007 Amount	Percentage over total assets	Increase (Decrease) Amount	At December 31, 2006 Amount	Percentage over total assets
Current Assets							
Cash	117,506		67,594		(49,912)	62,555	
Notes receivable, trade	280		322		42	296	
Accounts receivable, trade	135,114		170,661		35,547	182,878	
Inventories	41,140		43,322		2,182	34,463	
Other	46,584		39,623		(6,961)	41,630	
Allowance for doubtful accounts	(1,385)		(1,551)		(166)	(1,493)	
Total Current Assets	339,240	23.3	319,972	21.8	(19,268)	320,330	21.7
Fixed Assets							
Property, plant and equipment							
Buildings	117,095		108,840		(8,255)	114,152	
Machinery and equipment	100,717		97,780		(2,937)	98,576	
Land	99,360		97,876		(1,484)	99,179	
Construction in progress	14,730		13,926		(804)	13,382	
Other	28,629		25,645		(2,984)	27,894	
Total	360,534		344,070		(16,464)	353,185	
Intangible Assets	11,002		9,590		(1,412)	10,293	
Investments and Other Assets							
Investment securities	260,141		306,057		45,916	282,442	
Investments in subsidiaries and affiliates (capital stock)	387,423		410,713		23,290	410,221	
Life insurance investments	37,105		14,275		(22,830)	37,828	
Other	64,926		69,218		4,292	66,013	
Allowance for doubtful accounts	(4,204)		(5,997)		(1,793)	(5,777)	
Total	745,393		794,266		48,873	790,728	
Total Fixed Assets	1,116,930	76.7	1,147,927	78.2	30,997	1,154,207	78.3
TOTAL ASSETS	1,456,170	100.0	1,467,899	100.0	11,729	1,474,538	100.0

(¥ millions)

LIABILITIES	At June 30, 2006 Amount	Percentage over total assets	At June 30, 2007 Amount	Percentage over total assets	Increase (Decrease) Amount	At December 31, 2006 Amount	Percentage over total assets
Current Liabilities							
Notes payable, trade	1,145		1,167		22	827	
Accounts payable, trade	35,216		34,573		(643)	32,798	
Short-term loans payable	62,934		58,396		(4,538)	74,668	
Reserves	83		2,133		2,050	1,741	
Bonds due within one year	70,000		-		(70,000)	-	
Liquor taxes payable	68,355		97,614		29,259	100,954	
Income taxes payable	14,089		11,252		(2,837)	20,599	
Accrued expenses	32,574		31,122		(1,452)	37,703	
Deposits received	23,157		14,407		(8,750)	19,185	
Other	21,508		28,045		6,537	32,151	
Total Current Liabilities	329,065	22.6	278,714	19.0	(50,351)	320,630	21.8
Long-term Liabilities							
Bonds	40,000		40,000		-	40,000	
Long-term debt	56,560		57,810		1,250	56,960	
Employees' pension and retirement benefits	60,945		48,691		(12,254)	49,884	
Other reserves	4,877		3,474		(1,403)	4,107	
Deposits received	61,085		61,082		(3)	59,935	
Other	56,600		74,363		17,763	66,863	
Total Long-term Liabilities	280,069	19.2	285,420	19.4	5,351	277,751	18.8
TOTAL LIABILITIES	609,135	41.8	564,135	38.4	(45,000)	598,381	40.6

(¥ millions)

NET ASSETS	At June 30, 2006 Amount	Percentage over total assets	At June 30, 2007 Amount	Percentage over total assets	Increase (Decrease) Amount	At December 31, 2006 Amount	Percentage over total assets
Shareholders' equity							
Common stock	102,045	7.0	102,045	7.0	-	102,045	6.9
Capital surplus							
Additional paid-in capital	70,868		70,868		-	70,868	
Other capital surplus	144		272		128	245	
Total capital surplus	71,012	4.9	71,140	4.9	128	71,114	4.8
Retained earnings							
Legal reserve	25,511		25,511		-	25,511	
Other retained earnings							
Reserve for special depreciation	1,074		913		(161)	913	
Reserve for deferred gain on sale of property	12,778		12,554		(224)	12,554	
Reserve for dividends	6,450		-		(6,450)	6,450	
General reserve	494,367		531,367		37,000	494,367	
Retained earnings brought forward	75,324		79,086		3,762	95,992	
Total retained earnings	615,506	42.3	649,434	44.2	33,928	635,789	43.1
Treasury stock, at cost	(25,585)	(1.8)	(27,523)	(1.9)	(1,938)	(26,796)	(1.8)
Total shareholders' equity	762,979	52.4	795,097	54.2	32,118	782,153	53.0
Valuation and translation adjustments							
Net unrealized holding gains on securities	84,090		108,726		24,636	94,080	
Deferred gains or losses on hedges	(35)		(59)		(24)	(76)	
Total valuation and translation adjustments	84,055	5.8	108,667	7.4	24,612	94,004	6.4
TOTAL NET ASSETS	847,035	58.2	903,764	61.6	56,729	876,157	59.4
TOTAL LIABILITIES AND NET ASSETS	1,456,170	100.0	1,467,899	100.0	11,729	1,474,538	100.0

NON-CONSOLIDATED STATEMENTS OF INCOME

(¥ millions)

	6 months ended June 30, 2006		6 months ended June 30, 2007		Increase (Decrease)	Year ended December 31, 2006	
	Amount	Percentage over sales	Amount	Percentage over sales	Amount	Amount	Percentage over sales
Sales	438,282	100.0	425,687	100.0	(12,595)	960,727	100.0
Cost of sales	294,748	67.3	289,488	68.0	(5,260)	646,720	67.3
Gross profit	143,534	32.7	136,198	32.0	(7,336)	314,006	32.7
Selling, general and administrative expenses	125,627	28.7	121,356	28.5	(4,271)	254,036	26.4
Operating income	17,906	4.1	14,842	3.5	(3,064)	59,970	6.2
Non-operating income							
Interest income	569		760			1,625	
Dividend income	20,510		17,457			27,387	
Other	1,840		2,614			4,245	
Total	22,921	5.2	20,831	4.9	(2,090)	33,258	3.5
Non-operating expenses							
Interest expense	1,237		1,407			2,638	
Other	916		1,811			2,399	
Total	2,154	0.5	3,218	0.8	1,064	5,037	0.5
Ordinary income	38,673	8.8	32,455	7.6	(6,218)	88,190	9.2
Special income	3,074	0.7	3,253	0.8	179	10,462	1.1
Special expenses	839	0.2	1,466	0.3	627	11,766	1.2
Income before income taxes	40,908	9.3	34,242	8.0	(6,666)	86,887	9.0
Income taxes	14,200	3.2	12,000	2.8	(2,200)	32,248	3.4
Net income	26,708	6.1	22,242	5.2	(4,466)	54,639	5.7

NON-CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

(6 months ended June 30, 2006)

(¥ millions)

	Shareholders' equity												
		Capital surplus			Retained earnings								
						Other retained earnings							
	Common stock	Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Reserve for special depreciation	Reserve for deferred gain on sale of property	Reserve for dividends	General reserve	Retained earnings brought forward	Total retained earnings	Treasury stock	Total shareholders' equity
Balance as of December 31, 2005	102,045	70,868	130	70,999	25,511	693	13,028	6,450	470,367	80,096	596,148	(25,090)	744,102
Changes of items during the interim accounting period													
Provision for reserve for special depreciation						569				(569)	-		-
Reversal of reserve for special depreciation						(188)				188	-		-
Reversal of reserve for deferred gain on sale of property							(249)			249	-		-
Provision for general reserve									24,000	(24,000)	-		-
Dividends from surplus										(7,172)	(7,172)		(7,172)
Directors bonuses from appropriation										(177)	(177)		(177)
Net income										26,708	26,708		26,708
Acquisition of treasury stock												(511)	(511)
Disposal of treasury stock			13	13								16	29
Net changes of items other than shareholders' equity													
Total changes of items during the interim accounting period			13	13		381	(249)		24,000	(4,772)	19,358	(494)	18,877
Balance as of June 30, 2006	102,045	70,868	144	71,012	25,511	1,074	12,778	6,450	494,367	75,324	615,506	(25,585)	762,979

	Valuation and translation adjustments			Total net assets
	Net unrealized holding gains on securities	Deferred gains or losses on hedges	Total valuation and translation adjustments	
Balance as of December 31, 2005	115,840	-	115,840	859,943
Changes of items during the interim accounting period				
Provision for reserve for special depreciation				-
Reversal of reserve for special depreciation				-
Reversal of reserve for deferred gain on sale of property				-
Provision for general reserve				-
Dividends from surplus				(7,172)
Directors bonuses from appropriation				(177)
Net income				26,708
Acquisition of treasury stock				(511)
Disposal of treasury stock				29
Net changes of items other than shareholders' equity	(31,749)	(35)	(31,785)	(31,785)
Total changes of items during the interim accounting period	(31,749)	(35)	(31,785)	(12,908)
Balance as of June 30, 2006	84,090	(35)	84,055	847,035

(6 months ended June 30, 2007) (¥ millions)

	Shareholders' equity												
		Capital surplus			Retained earnings								
						Other retained earnings							
	Common stock	Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Reserve for special depreciation	Reserve for deferred gain on sale of property	Reserve for dividends	General reserve	Retained earnings brought forward	Total retained earnings	Treasury stock	Total shareholders' equity
Balance as of December 31, 2006	102,045	70,868	245	71,114	25,511	913	12,554	6,450	494,367	95,992	635,789	(26,796)	782,153
Changes of items during the interim accounting period													
Provision for general reserve									37,000	(37,000)	-		-
Dividends from surplus								(6,450)		(2,148)	(8,598)		(8,598)
Net income										22,242	22,242		22,242
Acquisition of treasury stock												(755)	(755)
Disposal of treasury stock			26	26								27	54
Net changes of items other than shareholders' equity													
Total changes of items during the interim accounting period			26	26				(6,450)	37,000	(16,905)	13,644	(727)	12,943
Balance as of June 30, 2007	102,045	70,868	272	71,140	25,511	913	12,554	-	531,367	79,086	649,434	(27,523)	795,097

	Valuation and translation adjustments			Total net assets
	Net unrealized holding gains on securities	Deferred gains or losses on hedges	Total valuation and translation adjustments	
Balance as of December 31, 2006	94,080	(76)	94,004	876,157
Changes of items during the interim accounting period				
Provision for general reserve				-
Dividends from surplus				(8,598)
Net income				22,242
Acquisition of treasury stock				(755)
Disposal of treasury stock				54
Net changes of items other than shareholders' equity	14,646	17	14,663	14,663
Total changes of items during the interim accounting period	14,646	17	14,663	27,607
Balance as of June 30, 2007	108,726	(59)	108,667	903,764

(Year ended December 31, 2006)

(¥ millions)

	Shareholders' equity												
		Capital surplus			Retained earnings								
						Other retained earnings							
	Common stock	Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Reserve for special depreciation	Reserve for deferred gain on sale of property	Reserve for dividends	General reserve	Retained earnings brought forward	Total retained earnings	Treasury stock	Total shareholders' equity
Balance as of December 31, 2005	102,045	70,868	130	70,999	25,511	693	13,028	6,450	470,367	80,096	596,148	(25,090)	744,102
Changes of items during the period													
Provision for reserve for special depreciation from appropriation						569				(569)	-		-
Provision for reserve for special depreciation						168				(168)	-		-
Reversal of reserve for special depreciation from appropriation						(188)				188	-		-
Reversal of reserve for special depreciation						(329)				329	-		-
Reversal of reserve for deferred gain on sale of property from appropriation							(249)			249	-		-
Reversal of reserve for deferred gain on sale of property							(224)			224	-		-
Provision for general reserve from appropriation									24,000	(24,000)	-		-
Dividends from surplus from appropriation										(7,172)	(7,172)		(7,172)
Dividends from surplus (interim dividends)										(7,648)	(7,648)		(7,648)
Directors bonuses from appropriation										(177)	(177)		(177)
Net income										54,639	54,639		54,639
Acquisition of treasury stock												(1,855)	(1,855)
Disposal of treasury stock			114	114								150	265
Net changes of items other than shareholders' equity													
Total changes of items during the period			114	114		219	(474)		24,000	15,895	39,640	(1,705)	38,050
Balance as of December 31, 2006	102,045	70,868	245	71,114	25,511	913	12,554	6,450	494,367	95,992	635,789	(26,796)	782,153

(¥ millions)

	Valuation and translation adjustments			Total net assets
	Net unrealized holding gains on securities	Deferred gains or losses on hedges	Total valuation and translation adjustments	
Balance as of December 31, 2005	115,840	-	115,840	859,943
Changes of items during the period				
Provision for reserve for special depreciation from appropriation				-
Provision for reserve for special depreciation				-
Reversal of reserve for special depreciation from appropriation				-
Reversal of reserve for special depreciation				-
Reversal of reserve for deferred gain on sale of property from appropriation				-
Reversal of reserve for deferred gain on sale of property				-
Provision for general reserve from appropriation				-
Dividends from surplus from appropriation				(7,172)
Dividends from surplus (interim dividends)				(7,648)
Directors bonuses from appropriation				(177)
Net income				54,639
Acquisition of treasury stock				(1,855)
Disposal of treasury stock				265
Net changes of items other than shareholders' equity	(21,760)	(76)	(21,836)	(21,836)
Total changes of items during the period	(21,760)	(76)	(21,836)	16,213
Balance as of December 31, 2006	94,080	(76)	94,004	876,157

(SUBSEQUENT EVENTS)

Corporate split in connection with implementation of pure holding company system

In connection with the implementation of the pure holding company system in July 2007, the Company's Board of Directors resolved, at the meeting of the Board of Directors held on February 7, 2007, to implement a corporate split (the "Corporate Split") of its domestic alcoholic beverage business, pharmaceutical business and common support functions business effective as of July 1, 2007 and to transfer such businesses to its wholly owned subsidiaries, Kirin Brewery Company, Limited, Kirin Pharma Company, Limited and Kirin Business Expert Company, Limited, respectively, as the succeeding companies (the "Succeeding Companies"). At the general meeting of shareholders held on March 28, 2007, the contractual agreement relating to the Corporate Split that was concluded on February 7, 2007 between the Company and the Succeeding Companies was approved. Following the Corporate Split, the Company has been restructured as a pure holding company that holds all of the three Succeeding Companies' shares of common stock as of July 1, 2007.

1. Purpose of corporate split
The business environment has been changing rapidly as consumer needs have been diversifying, the structure of markets and distribution systems have changed, competition among companies has intensified and globalization has advanced. Amid this environment, in order to make the group management more dynamic and competitive, the Company determined that it is appropriate to implement a pure holding company system to enhance the corporate value of the Kirin Group (the "Group") through a dramatic allocation of resources to growth areas, expansion of synergistic effects inherent in the Group, and enhancement of the autonomy, mobility and flexibility of each business, implement the Corporate Split of its domestic alcoholic beverage business, pharmaceutical business and common support function business and transfer such businesses to the Succeeding Companies, respectively.

2. Schedule of Corporate Split

Meeting of the Board of Directors for Approval of Corporate Split	Wednesday, February 7, 2007
Execution of the Corporate Split Agreements	Wednesday, February 7, 2007
General Meetings of Shareholders of the Company for Approval of Corporate Split	Wednesday, March 28, 2007
Effective Date of Corporate Split	Sunday, July 1, 2007

3. Assets and liabilities of the Succeeding Companies
(Estimated as of December 31, 2006)

(¥ billions)

Succeeding Companies	Assets	Liabilities
Kirin Brewery Company, Limited	574.9	153.3
Kirin Pharma Company, Limited	81.0	16.5
Kirin Business Expert Company, Limited	2.7	1.7

4. Number of shares of Succeeding Companies transferred to the Company
Regarding the corporate split, the Succeeding Companies newly issued the under mentioned number of shares and all of the issued shares were transferred to the Company, that holds all of the Succeeding Companies.

Succeeding Companies	Number of Common Stocks
Kirin Brewery Company, Limited	200 shares
Kirin Pharma Company, Limited	10,000 shares
Kirin Business Expert Company, Limited	40,000 shares

As for the number of shares of the Succeeding Companies transferred to the Company, because all the issued shares were transferred to the Company, the Company was in a liberal position regarding determination of the number of shares. The numbers of shares were agreed and determined in a reasonable and fair manner through discussions between the Company and the Succeeding Companies based on the amount of net assets, etc.

5. Contents of amount of capital and business of the Succeeding Companies
Following the corporate split, the contents of business and the amounts of capital are as follows:

(¥ millions)

Succeeding Companies	Contents of Business	Amounts of Capital
Kirin Brewery Company, Limited	Domestic alcoholic beverage business	29,990
Kirin Pharma Company, Limited	Pharmaceutical business	2,990
Kirin Business Expert Company, Limited	Common support functions business such as human resources, management accounting, general administration and procurement	420

6. Overview of the accounting treatment
The Company implemented accounting treatment for consolidated and non-consolidated financial statement provided in "Chapter 3, Article 4 Accounting treatment for transaction under common control, etc., Paragraph 1 Transactions under common control of the Accounting Standard for Business Combinations." There are no goodwill arisen from the Corporate Split.

Supplementary Documents to the Financial Statements for the Six-month Period Ended June 30, 2007

Supplementary Documents to the Consolidated Financial Statements

1. Results of Operations
2. Scope of Consolidation and Application of Equity Method
3. Sales Details
4. Profit Breakdown for the First Six-month Period (Comparison with last interim period)
5. Major Expenses and Others
6. Major Fluctuations of Balance Sheets
7. Profit Breakdown for the Current Fiscal Year (Forecast)

Supplementary Documents to the Non-consolidated Financial Statements

1. Results of Operations
2. Profit Breakdown for the First Six-month Period (Comparison with last interim period)
3. Major Expenses and Others
4. Major Fluctuations of Balance Sheets

(Reference Material)

1. Sales Details of Domestic Alcohol Beverages (Kirin Brewery Company, Ltd.)
2. Sales Details of Soft Drink Beverages (Kirin Beverage Group)
3. Sales Details of Pharmaceuticals (Kirin Pharma.Company, Ltd.)
4. Results of operations by Major Listed Companies (Consolidated)

KIRIN HOLDINGS COMPANY, LIMITED

August 3, 2007

Consolidated

1. Results of Operations

(¥ billions)

	2006				2007			
	The 1st half Actual		Annual Actual		The 1st half Actual		Annual Forecast	
(year-on-year rate)								
Sales	782.7	5.7%	1,665.9	2.1%	836.0	6.8%	1,830.0	9.8%
Operating income	44.9	19.9%	116.3	4.2%	42.8	(4.7%)	117.0	0.6%
Ordinary income	47.1	20.9%	120.8	5.2%	45.6	(3.1%)	116.0	(4.0%)
Net income	18.9	27.1%	53.5	4.4%	16.7	(11.5%)	56.0	4.6%

2. Scope of Consolidation and Application of Equity Method

(Number of companies)

	2006		2007	
	The 1st half Actual	Annual Actual	The 1st half Actual	Annual Forecast
Consolidated subsidiaries	256	272	271	271
Unconsolidated subsidiary accounted for by the equity method	0	0	0	0
Affiliated companies accounted for by the equity method	15	19	20	20

Consolidated

3. Sales Details

	2006				2007			
	The 1st half Actual		Annual Actual		The 1st half Actual		Annual Forecast	
Sales volume (year-on-year rate)								
Alcohol beverages	Thousand KL	Increase (Decrease)	Thousand KL	Increase (Decrease)	Thousand KL	Increase (Decrease)	Thousand KL	Increase (Decrease)
Beer, *Happo-shu* and New genre	1,620	8.6%	3,396	5.4%	1,605	(0.9%)	3,421	0.7%
	Million cases		Million cases		Million cases		Million cases	
Soft drinks	107	3.9%	229	3.7%	112	4.8%	240	4.5%
Sales by business segments (year-on-year rate)	¥ billions	Increase (Decrease)	¥ billions	Increase (Decrease)	¥ billions	Increase (Decrease)	¥ billions	Increase (Decrease)
Total sales	782.7	5.7%	1,665.9	2.1%	836.0	6.8%	1,830.0	9.8%
Alcohol beverages	496.7	8.2%	1,063.3	4.3%	531.4	7.0%	1,200.6	12.9%
Beer, *Happo-shu* and New genre	443.4	9.4%	947.8	5.0%	447.2	0.9%	977.7	3.2%
Other alcohol beverages	53.2	(1.0%)	115.5	(1.1%)	84.1	58.0%	187.7	62.5%
Other *1	-	-	-	-	-	-	35.2	-
Soft drinks	181.0	6.3%	392.7	3.3%	192.2	6.1%	427.4	8.8%
Pharmaceuticals	31.2	2.5%	67.2	(0.5%)	31.4	0.7%	71.0	5.6%
Other business	73.6	(8.5%)	142.6	(13.6%)	80.8	9.8%	131.0	(8.2%)
Agribio	13.7	(0.3%)	18.8	(18.2%)	12.0	(12.5%)	22.0	16.8%
Health Foods & Functional Foods, Seasonings *2	15.6	2.4%	31.7	(3.9%)	14.3	(8.1%)	31.3	(1.4%)
Other	44.2	(13.9%)	92.0	(15.6%)	54.4	23.0%	77.7	(15.6%)

*1 As mentioned in "SUBSEQUENT EVENTS" (page 23) due to changes to the classification of business segment, a part of the items previously included in other business (engineering, logistics etc.) is now included in alcohol beverages business.

*2 These figures were accounted for in nutrient food & feed business until the first half of 2007.

Consolidated

4. Profit Breakdown for the First Six-month Period (Comparison with last interim period)

(¥ billions)

Major factors	Amount Increase (Decrease)	Description	
Alcohol beverages segment	(1.4)	FY2006 the 1st half actual 33.2 => FY2007 the 1st half actual 31.8	
	(3.5)	Kirin Brewery	Decrease in marginal profit of alcohol beverages (Sales decrease in beer ((3) thousand KL, (0.3)), in *happo-shu* ((25) thousand KL, (2.3)), in new genre ((3) thousand KL, (0.1)), and in RTD ((25) thousand KL, (1.8)), change in products mix, etc.)
	(3.0)	Kirin Brewery	Increase in raw material cost of alcohol beverages (Increase in price for cans and cartons (1.4), increase in price of malt (0.6), etc.)
	4.2	Kirin Brewery	Decrease in selling cost (Decrease in sales promotion 4.0, in advertising expenses 0.3 ;beer, *happo-shu* and new genre 2.1, RTD 1.7, etc., increase in transportation cost (0.1))
	2.2	Lion Nathan Ltd.	Lion Nathan Ltd. 21.7 => 24.2 Adjustment amount of amortization of intangible assets (5.0) => (5.3)
	(0.7)	Mercian Corporation	(0.0 => (0.7))
	(0.6)	Alcohol beverages segment and others	
Soft drinks segment	0.2	FY2006 the 1st half actual 5.3 => FY2007 the 1st half actual 5.5	
	5.0	Kirin Beverage	Difference in volume of sales (Increase in sales volume 5,336 thousands case)
	0.6	Kirin Beverage	Cost reduction (Improvement of production efficiency at its own factories, decrease in depreciation)
	(0.8)	Kirin Beverage	Increase in raw material cost
	(0.7)	Kirin Beverage	Decrease in change of composition ratio of containers, etc.
	(2.5)	Kirin Beverage	Increase in selling cost (Increase in sales promotion and advertising expenses (1.8), increase in transportation cost due to increase in volume of sales (0.7))
	(1.0)	Amortization of goodwill due to stock acquisition of Kirin Beverage	
	(0.4)	Soft drinks segment and others	
Pharmaceuticals segment	(0.1)	FY2006 the 1st half actual 4.9 => FY2007 the 1st half actual 4.8	
	(0.4)	Kirin Brewery (Pharmaceuticals segment)	Decrease in marginal profit
	0.9	Kirin Brewery (Pharmaceuticals segment)	Decrease in R&D expenses
	(0.6)	Pharmaceuticals segment and others	
Others segment	(0.4)	FY2006 the 1st half actual 2.1 => FY2007 the 1st half actual 1.7	
Eliminations or Corporate	(0.5)	FY2006 the 1st half actual (0.6) => FY2007 the 1st half actual (1.1)	
Decrease in operating income	(2.1)	FY2006 the 1st half actual 44.9 => FY2007 the 1st half actual 42.8	

(¥ billions)

Major factors	Amount Increase (Decrease)	Description
Non-operating income and expenses	0.6	
	(1.9)	Financial profit, net ((1.5) => (3.4))
	2.1	Equity in earnings of affiliates (San Miguel Corporation 2.3 *, etc.)
	0.4	Others
Decrease in ordinary income	(1.5)	FY2006 the 1st half actual 47.1 => FY2007 the 1st half actual 45.6
Special income and expenses	(4.5)	
	(0.9)	Gain on sale of investment securities (1.2 => 0.3)
	(0.8)	Loss on disposal of fixed assets ((0.9) => (1.7))
	(1.7)	Loss on sale of shares of subsidiaries and affiliates
	(1.0)	General interest charge of income taxes for prior years in a foreign subsidiary (Lion Nathan Ltd.)
	(0.1)	Others
Minority interests and income taxes, etc.	3.8	
	0.0	Minority interests
	1.9	Income taxes
	1.9	Income taxes for prior years (Lion Nathan Ltd.)
Decrease in net income	(2.2)	FY2006 the 1st half actual 18.9 => FY2007 the 1st half actual 16.7

* The Company prepared the financial statements after the adjustments of accounting period of San Miguel Corporation since the previous consolidated fiscal year, as its settlement date is the end of December.
In the interim fiscal period of 2007, the Company prepares the financial statements based on financial results of San Miguel Corporation from October, 2006 to March, 2007.

Exchange rate for overseas company	2006 Actual	2007 Actual
Lion Nathan Ltd. (AUD)	¥86.57	¥93.10
San Miguel Corporation (PHP)	¥2.24	¥2.44

Consolidated

5. Major Expenses and Others

(¥ billions)

	2006		2007	
	The 1st half Actual	Annual Actual	The 1st half Actual	Annual Forecast
Sales promotion	81.8	176.3	83.6	259.0
Advertising	38.3	66.6	38.5	
(Sales promotion and advertising expenses include in the above)				
Kirin Brewery Domestic alcohol beverages	Disclosed from 2007		44.6	96.0
Kirin Beverage Soft drink beverages			56.7	122.7
Research and development expenses	14.0	28.2	13.7	30.0
Depreciation	32.9	68.4	34.6	74.0
Amortization of goodwill	2.8	8.0	3.8	7.4
Financial profit, net	(1.5)	(3.1)	(3.4)	(5.5)
Capital expenditures	25.7	59.9	26.2	82.8
Renewal of Fukuoka plant	1.4	2.9	1.2	2.0
Remodeling of production facilities at Tochigi plant	1.0	1.3	0.9	0.9
Cash flows	(51.5)	(78.8)	(8.6)	(4.0)
Operating activities	33.6	123.6	18.1	111.0
Investing activities	(95.0)	(153.2)	(0.1)	(62.0)
Financing activities	9.9	(50.0)	(26.4)	(53.0)

Consolidated

6. Major Fluctuations of Balance Sheets

(¥ billions)

	2006 The 1st half Actual	2007 The 1st half Actual	Increase (Decrease)	Reference
ASSETS				
Current Assets				
Notes and accounts receivable, trade	241.1	318.2	77.1	Influence due to Interim-end being a bank holiday, increase due to addition of a newly consolidated subsidiary (Mercian), etc. *
Inventories	108.1	142.8	34.7	Increase due to addition of a newly consolidated subsidiary (Mercian), etc. *
Fixed Assets				
Investment and Other Assets				
Investment securities	513.5	587.3	73.8	Increase in net unrealized holding gains on securities held by Kirin Brewery along with the improvement in stock price, etc.
Life insurance investments	37.1	14.4	(22.7)	Decrease due to cancellation by Kirin Brewery
LIABILITIES				
Current Liabilities				
Notes and accounts payable, trade	96.1	118.4	22.3	Increase due to addition of newly consolidated subsidiaries (Mercian), etc. *
Bonds due to within one year	69.9	-	(69.9)	Decrease due to redemption of bond at Kirin Brewery
Liquor taxes payable	72.4	102.7	30.3	Influence due to Interim-end being a bank holiday, etc.
Other	43.3	66.3	23.0	Increase in payables-others due to addition of a newly consolidated subsidiary (Mercian), etc. *
Long-term Liabilities				
Long-term debt	88.3	124.7	36.4	Increase due to addition of a newly consolidated subsidiary (Mercian)*, increase at Lion Nathan, etc.
Employees' pension and retirement benefits	70.9	59.3	(11.6)	Decrease due to the change in the pension and retirement benefit plans at Kirin Brewery, etc.
Other	99.5	132.7	33.2	Increase in deferred tax liabilities due to increase in net unrealized holding gains on securities held by Kirin Brewery along with the improvement in stock price and others, etc.
NET ASSETS				
Net unrealized holding gains on securities	114.2	158.5	44.3	Increase in net unrealized holding gains on securities held by Kirin Brewery along with the improvement in stock price, etc.
Foreign currency translation adjustments	(15.7)	10.7	26.4	Increase due to yen depreciation, etc.
Minority interests	25.4	41.6	16.2	Increase due to addition of a newly consolidated subsidiary (Mercian), etc.*

* Mercian Corporation has been included in the scope of consolidation since the 4th quarter of the previous year.

7. Profit Breakdown for the Current Fiscal Year (Forecast)

(¥ billions)

Major factors	Amount Increase (Decrease)	Description	
Alcohol beverages segment	11.5	FY2006 actual 83.2 => FY2007 forecast 94.7	
	6.0	Kirin Brewery	Increase in marginal profit of alcohol beverages (Sales increase in beer (16 thousand KL, 1.4), decrease in *happo-shu* ((34) thousand KL, (3.3)), increase in new genre (51 thousand KL, 5.6),decrease in RTD ((33) thousand KL, (2.9)), increase in marginal profit of Whiskey and Spirits 3.4, change in products mix, etc.)
	(8.0)	Kirin Brewery	Increase in raw material cost of alcohol beverages (Increase in price for cans and cartons (3.5), increase in price of malt (2.8), etc.)
	(1.1)	Kirin Brewery	Increase in selling cost (Increase in sales promotion and advertising expenses (0.8), increase in transportation cost (0.3), etc.)
	(4.2)	Kirin Brewery	Increase in other expenses (Increase in fuel cost (0.9), increase in repair expenses (0.9), increase in depreciation (0.4), etc.)
	4.0	Lion Nathan Ltd.	Translation difference Lion Nathan Ltd. 38.9 => 44.0 *1 Adjustment amount of amortization of intangible assets (10.1) => (11.1)
	0.8	Mercian Corporation	(0.0 => 0.8)
	11.9	Effect of organizational change (Increase due to transfer from other segment 2.5 *2, decrease in administrative expenses at head office 9.4)	
	2.1	Alcohol beverages segment and others	
Soft drinks segment	0.2	FY2006 actual 19.7 => FY2007 forecast 19.9	
	18.6	Kirin Beverage	Difference in volume of sales (Increase in sales volume 17,088 thousands case)
	1.2	Kirin Beverage	Cost reduction (Improvement of production efficiency at its own factories, decrease in depreciation)
	(2.0)	Kirin Beverage	Increase in raw material cost
	(2.6)	Kirin Beverage	Decrease in change of composition ratio of containers, etc.
	(9.5)	Kirin Beverage	Increase in selling cost (Increase in sales promotion and advertising expenses (7.4), increase in transportation cost due to increase in volume of sales (2.1))
	(3.9)	Kirin Beverage	Increase in other sales and general administrative cost (Increase in depreciation cost and sales equipment cost due to increase in vending machine input (1.3), increase in labor cost (0.7), increase in subcontracting fee (0.5), etc.)
	(1.0)	Amortization of goodwill due to stock acquisition of Kirin Beverage	
	(0.6)	Soft drinks segment and others	
Pharmaceuticals segment	1.0	FY2006 actual 12.0 => FY2007 forecast 13.0	
	2.5	Kirin Pharma *3	Increase in marginal profit
	(0.8)	Kirin Pharma *3	Increase in R&D expenses
	0.6	Decrease in administrative expenses at head office in accordance with the organizational change	
	(1.3)	Pharmaceuticals segment and others	

(¥ billions)

Major factors	Amount Increase (Decrease)	Description
Others segment	(1.1)	FY2006 actual 3.5 => FY2007 forecast 2.4
Eliminations or Corporate	(10.8)	FY2006 actual (2.2) => FY2007 forecast (13.0) Increase of expenses that cannot be allocated to any division of the Company because of the organizational change, etc.
Increase in operating income	0.7	FY2006 actual 116.3 => FY2007 forecast 117.0

Non-operating income and expenses	(5.5)	
	(2.2)	Financial profit, net ((3.1) => (5.3))
	(2.8)	Equity in earnings of affiliates (Increase in R&D expenses by Kirin-Amgen, Inc.(USA), etc.)
	(0.5)	Others
Decrease in ordinary income	(4.8)	FY2006 actual 120.8 => FY2007 forecast 116.0

Special income and expenses	10.3	
	2.1	Loss due to the change in the pension and retirement benefit plans
	8.2	Others (Impairment loss for prior years, etc.)
Minority interests and income taxes, etc.	(3.0)	
	(0.2)	Minority interests ((7.1) => (7.3))
	(2.8)	Income taxes
Increase in net income	2.5	FY2006 actual 53.5 => FY2007 forecast 56.0

*1 As for 2006 actual result of operation of Lion Nathan Ltd., the Company reclassified certain amount of operating income into special expenses in the consolidated statements of income. The above figures are presented after reclassification.
And because Lion Nathan Ltd. has not disclosed its forecast of business performance, the Company uses operating results in foreign currency for the year ended 2006 as the forecast for the year ending December 31, 2007.

*2 As mentioned in "SUBSEQUENT EVENTS" (page 23), due to changes to the classification of business segment, a part of the items previously included in other business (engineering, logistics etc.) is now included in alcohol beverages business.

*3 The figures shown are those of Pharmaceuticals segment of Kirin Brewery for the first half of 2007.

Exchange rate for overseas company	2006 Actual	2007 Forecast
Lion Nathan Ltd. (AUD)	¥86.83	¥98.00
San Miguel Corporation *4 (PHP)	¥2.27	¥2.50

*4 Equity in earnings of San Miguel Corporation for the year ended 2006 was calculated based on its 3rd quarter (9 months from January to September 2006) financial statements.
And because the company has not disclosed its forecast of business performance, the Company uses operating results in foreign currency for the year ended 2006 (12 months from January to December 2006) as the forecast for the year ending December 31, 2007.

Non-consolidated

1. Results of Operations

(¥ billions)

	2006	2007
	The 1st half Actual	The 1st half Actual
Sales	438.2	425.6
Operating income	17.9	14.8
Ordinary income	38.6	32.4
Net income	26.7	22.2

2. Profit Breakdown for the First Six-month Period (Comparison with last interim period)

(¥ billions)

Major factors	Amount Increase (Decrease)	Description
Operating income and loss	(3.5)	Decrease in marginal profit of alcohol beverages (Sales decrease in beer ((3) thousand KL, (0.3)), in *happo-shu* ((25) thousand KL, (2.3)), in new genre ((3) thousand KL, (0.1)), and in RTD ((25) thousand KL, (1.8)), change in products mix, etc.)
	(0.4)	Decrease in marginal profit of pharmaceuticals
	(3.0)	Increase in raw material cost of alcohol beverages (Increase in price for cans and cartons (1.4), increase in price of malt (0.6), etc.)
	4.2	Decrease in selling cost (Decrease in sales promotion and advertising expenses 4.3; beer, *happo-shu* and new genre 2.1, RTD 1.7, etc., increase in transportation cost (0.1))
	0.7	Decrease in depreciation (15.5 => 14.8)
	0.2	Decrease in labor cost (36.3 => 36.1)
	(1.3)	Others (Increase in subcontracting fee (0.7), decrease in R&D expenses 0.9 (13.0 => 12.1), etc.)
Decrease in operating income	(3.1)	FY2006 the 1st half actual 17.9 => FY2007 the 1st half actual 14.8

Non-Operating income and expenses	(3.1)	Decrease in financial profit, net (3.0) (19.8 => 16.8), etc.
Decrease in ordinary income	(6.2)	FY2006 the 1st half actual 38.6 => FY2007 the 1st half actual 32.4

Special income and expenses, income taxes, etc.	(0.5)	Decrease in gain on sales of investment securities (0.9), increase in loss on sale and disposal of fixed assets (0.6), increase in gain on sales of investments in subsidiaries and affiliates 1.3, etc.
	2.2	Income taxes (14.2 => 12.0)
Decrease in net income	(4.5)	FY2006 the 1st half actual 26.7 => FY2007 the 1st half actual 22.2

Non-consolidated

3. Major Expenses and Others

(¥ billions)

	2006	2007
	The 1st half Actual	The 1st half Actual
Sales promotion	29.7	25.7
Advertising	21.4	21.1
(Sales promotion and advertising expenses included in the above)		
Beer, *Happo-shu* and New genre	39.7	37.6
RTD	4.8	3.1
Research and development expenses	13.0	12.1
Labor cost	36.3	36.1
Depreciation	15.5	14.8
Financial profit, net	19.8	16.8
Number of employees (Number of persons) (Including secondees from group companies)	5,231	5,201
Capital expenditures	13.8	13.1
Renewal of Fukuoka plant	1.4	1.2
Expansion of facilities at Takasaki pharmaceutical plant	0.5	0.0
Remodeling of production facilities at Tochigi plant	1.0	0.9
New construction of soft drinks production facilities of Hokuriku plant	1.0	0.0

Non-consolidated

4. Major Fluctuations of Balance Sheets

(¥ billions)

	2006 The 1st half Actual	2007 The 1st half Actual	Increase (Decrease)	Reference
ASSETS				
Current Assets				
Accounts receivable, trade	135.1	170.6	35.5	Influence due to Interim-end being a bank holiday, etc.
Fixed Assets				
Investments and Other Assets				
Investment securities	260.1	306.0	45.9	Increase in net unrealized holding gains on securities along with the improvement in stock price, etc.
Investment in subsidiaries and affiliates	387.4	410.7	23.3	Increase due to stock acquisition of Mercian Corporation, etc.
Life insurance investments	37.1	14.2	(22.9)	Decrease due to cancellation, etc.
LIABILITIES				
Current Liabilities				
Bonds due within one year	70.0	-	(70.0)	Decrease due to redemption of bonds
Liquor taxes payable	68.3	97.6	29.3	Influence due to Interim-end being a bank holiday, etc.
Long-term Liabilities				
Employees' pension and retirement benefits	60.9	48.6	(12.3)	Decrease due to the change in the pension and retirement benefit plans
Other	56.6	74.3	17.7	Increase in deferred tax liabilities due to increase in net unrealized holding gains on securities along with the improvement in stock price and others, etc.
NET ASSETS				
Net unrealized holding gains on securities	84.0	108.7	24.7	Increase in net unrealized holding gains on securities along with the improvement in stock price, etc.

(Reference Material)

1. Sales Details of Domestic Alcohol Beverages (Kirin Brewery Company, Ltd.)

	2006				2007			
	The 1st half Actual		Annual Actual		The 1st half Actual		Annual Forecast	
Sales volume (year-on-year rate)	Thousand KL	Increase (Decrease)	Thousand KL	Increase (Decrease)	Thousand KL	Increase (Decrease)	Thousand KL	Increase (Decrease)
Beer	454	(3.9%)	1,019	(5.6%)	451	(0.7%)	1,035	1.5%
Happo-shu	405	1.6%	866	3.5%	380	(6.0%)	832	(4.0%)
New genre	235	102.1%	492	39.6%	232	(1.2%)	543	10.2%
Subtotal	1,095	10.8%	2,379	4.8%	1,065	(2.7%)	2,410	1.3%
RTD *	104	1.6%	228	4.8%	79	(24.1%)	195	(14.8%)
Breakdown of sales (year-on-year rate)	¥ billions		¥ billions		¥ billions		¥ billions	
Beer	181.4	(4.0%)	408.8	(5.8%)	180.2	(0.7%)	415.0	1.5%
Happo-shu	119.2	2.7%	255.4	4.0%	112.2	(5.9%)	245.0	(4.1%)
New genre	58.3	106.2%	124.3	44.6%	59.7	2.4%	140.0	12.6%
Subtotal	359.0	7.7%	788.5	3.0%	352.2	(1.9%)	800.0	1.4%
RTD *	27.5	0.5%	60.5	3.9%	21.5	(21.7%)	53.0	(12.4%)
Shochu, Whiskey, Spirits and Wines, etc.	16.2	8.2%	36.0	3.4%	16.2	(0.1%)	43.0	19.2%
Total	402.9	7.2%	885.1	3.1%	390.0	(3.2%)	896.0	1.2%

The above sales volume and sales include exports.

* Abbreviation of "Ready to Drink". It means low alcoholic beverages that people can drink directly from cans or bottles. The RTD market mainly at *Can Chu-hi* is expanding in Japan.

<Sales volume by major brands>

	2006				2007			
	The 1st half Actual		Annual Actual		The 1st half Actual		Annual Forecast	
Sales volume (year-on-year rate)	Million cases	Increase (Decrease)	Million cases	Increase (Decrease)	Million cases	Increase (Decrease)	Million cases	Increase (Decrease)
LAGER Total	16.13	(9.9%)	35.00	(10.9%)	13.96	(13.5%)	31.10	(11.1%)
LAGER	12.81	(8.8%)	28.10	(9.9%)	11.27	(12.0%)	25.20	(10.3%)
CLASSIC LAGER	3.31	(12.7%)	6.90	(13.8%)	2.68	(19.0%)	5.90	(14.5%)
ICHIBAN SHIBORI Total	17.75	(0.2%)	40.20	(3.4%)	16.61	(6.4%)	38.70	(3.7%)
ICHIBAN SHIBORI	17.49	(1.4%)	39.10	(4.2%)	16.48	(5.8%)	37.50	(4.1%)
KIRIN THE GOLD	-	-	-	-	3.19	-	6.00	-
TANREI Total	26.62	(10.0%)	57.70	(7.4%)	26.29	(1.2%)	57.80	0.2%
TANREI NAMA	17.54	(14.8%)	37.40	(13.2%)	16.45	(6.2%)	36.00	(3.7%)
TANREI GREEN LABEL	7.99	2.8%	18.00	7.8%	8.73	9.3%	19.40	7.8%
TANREI ALPHA	1.09	(10.7%)	2.40	(4.0%)	1.11	1.8%	2.40	0.0%
ENJUKU Total	4.83	-	9.00	-	3.63	(24.8%)	6.90	(23.3%)
NODOGOSHI NAMA	18.61	102.1%	38.90	39.4%	16.91	(9.1%)	37.10	(4.6%)
RYOSHITSU SOZAI	-	-	-	-	1.48	-	5.80	-
HYOKETSU Total	16.94	(0.3%)	36.80	2.2%	12.82	(24.3%)	27.30	(25.8%)

2.Sales Details of Soft Drink Beverages (Kirin Beverage Group)

<Sales by Category (consolidated)>

(10,000 cases)

Soft drink beverages			2006 The 1st half Actual		2007 The 1st half Actual				2007 Annual Forecast				2006 Actual	
			Sales Volume	Composition ratio	Sales Volume	Composition ratio	Increase (Decrease)	Percentage over the previous year	Sales Volume	Composition ratio	Increase (Decrease)	Percentage over the previous year	Sales Volume	Composition ratio
Category	Tea drinks	Japanese Tea	1,633	19%	1,499	16%	(134)	92%	3,300	16%	(89)	97%	3,389	18%
		Oolong Tea	200	2%	186	1%	(14)	93%	450	1%	54	114%	396	2%
		Black tea	1,701	19%	1,685	18%	(16)	99%	3,900	19%	156	104%	3,744	20%
		Sub-total	3,534	40%	3,370	35%	(164)	95%	7,650	36%	121	102%	7,529	40%
	Functional drinks		473	5%	411	4%	(62)	87%	1,000	5%	68	107%	932	5%
	Coffee		1,490	17%	1,637	18%	147	110%	3,550	17%	228	107%	3,322	17%
	Fruit and vegetable juice		1,125	13%	1,290	14%	165	115%	2,600	13%	131	105%	2,469	13%
	Carbonated beverage		345	4%	270	3%	(75)	78%	800	4%	129	119%	671	3%
	Other		1,667	18%	2,083	22%	416	125%	4,640	22%	845	122%	3,795	20%
	Domestic soft drink beverage market total		8,634	97%	9,061	96%	427	105%	20,240	97%	1,522	108%	18,718	98%
Overseas markets	Overseas soft drink beverage market total		223	3%	330	4%	107	148%	660	3%	187	140%	473	2%
Total	Soft drink beverages total		8,857	100%	9,391	100%	534	106%	20,900	100%	1,709	109%	19,191	100%

<Sales by Container Type (consolidated)>

(10,000 cases)

Soft drink beverages			2006 The 1st half Actual		2007 The 1st half Actual				2007 Annual Forecast				2006 Actual		Reference
Container Type	Category	Details	Sales Volume	Composition ratio	Sales Volume	Composition ratio	Increase (Decrease)	Percentage over the previous year	Sales Volume	Composition ratio	Increase (Decrease)	Percentage over the previous year	Sales Volume	Composition ratio	year-beginning Forecast
Cans	Can	Including bottle styled cans	1,881	21%	1,917	20%	36	102%	4,100	19%	(4)	100%	4,104	21%	4,200
PET Bottles	Large-sized PET Bottles	2L	1,669	19%	1,806	19%	137	108%	4,200	20%	526	114%	3,674	19%	4,500
		1.5L, 1L, 900ml, 750ml	668	7%	682	7%	14	102%	1,700	8%	269	119%	1,431	7%	1,600
		Large-sized PET Bottles total	2,337	26%	2,488	26%	151	106%	5,900	28%	795	116%	5,105	26%	6,100
	Small-sized PET Bottles	500ml	2,337	26%	2,357	25%	20	101%	5,600	28%	627	113%	4,973	27%	5,600
		350ml or less	942	11%	1,181	13%	239	125%	2,500	12%	292	113%	2,208	12%	2,500
		Small-sized PET Bottles total	3,279	37%	3,538	38%	259	108%	8,100	40%	919	113%	7,181	39%	8,100
	PET Bottles total		5,616	63%	6,026	64%	410	107%	14,000	68%	1,714	114%	12,286	65%	14,200
Other containers	One-way/Returnable bottles, paper, gifts, etc.		1,137	13%	1,114	12%	(23)	98%	2,140	10%	(186)	92%	2,326	12%	2,320
Overseas markets	Soft drink beverages total		223	3%	334	4%	111	150%	660	3%	187	140%	473	2%	680
All containers	Container total		8,857	100%	9,391	100%	534	106%	20,900	100%	1,709	109%	19,191	100%	21,400

3. Sales Details of Pharmaceuticals (Kirin Pharma Company, Ltd.)

(¥ billions)

	2006		2007	
	The 1st half Actual	Annual Actual	The 1st half Actual	Annual Forecast
ESPO®/ NESP®	18.9	40.0	18.4	44.0
GRAN®	7.1	15.7	6.7	15.0
Other sales	2.7	6.1	3.4	6.0

4. Results of operations by Major Listed Companies (Consolidated)

(¥ billions)

	Sales	Operating income	Ordinary income	Net income	Consolidated Net income
Mercian Corporation (consolidated subsidiary)	47.1	(0.4)	(0.3)	(0.3)	(0.1)
Lion Nathan Ltd. (consolidated subsidiary)	96.7	24.2	*1 20.4	15.0	6.9
Adjustment amount of amortization of intangible assets		(3.3)	(3.3)	(3.3)	(1.5)
Amortization of goodwill		(2.0)	(2.0)	(2.0)	(1.6)
After adjustments of the above	96.7	18.8	15.0	9.7	3.7
San Miguel Corporation (Affiliated company) *2	297.7	23.5	20.1	21.2	4.2
Equity in earnings of affiliates *			4.2	4.2	4.2
Amortization of consolidation difference equivalent			(1.0)	(1.0)	(1.0)
After adjustments of the above			3.1	3.1	3.1

*1 As for information of the Lion Nathan Ltd., the Company reclassified certain amount of non-operating income and expenses into special income and expenses in the consolidated statements of income. The above figures are presented after reclassification.

*2 Regarding San Miguel Corporation, whose closing date is December 31, the figures are calculated based on financial results from October 2006 to March 2007.

END